FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Initiates Phase II Clinical Trial for Treating Acne

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Tim McNulty Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968 Fax: 604.221.9688	Marla Gale Fleishman-Hillard Inc. Telephone: (416) 214-0701 Fax: (416) 214-0720

Micrologix Initiates Phase II Clinical Trial for Treating Acne

Vancouver, November 7, 2000 - Micrologix Biotech Inc. announced today the initiation of a Phase II clinical trial in the United States for MBI 594AN, a novel drug candidate for the treatment of acne. The trial is expected to be completed in the third quarter of 2001.

"We are very pleased to begin this Phase II clinical trial of MBI 594AN, a topical drug product from Micrologix's Bactolysin (cationic peptide) series of compounds for the treatment of acne," said Dr. David Friedland, Director of Clinical Development for Micrologix. "Bacterial resistance to currently available anti-acne antibiotics, combined with the increased concern over the serious side effects of oral drugs such as the retinoids, has created a great need for new, safe and effective treatments for this disease. MBI 594AN's topical administration and its ability to kill acne-causing bacteria that are resistant to conventional antibiotics, offer significant advantages over currently used drugs in the treatment of acne."

The Phase II trial is a randomized, double-blind, placebo-controlled, dose-ranging efficacy study in 75 acne patients over the age of 13. Patients will be treated daily for six weeks with either a placebo or one of two dose levels of MBI 594AN. The activity of MBI 594AN will be assessed based on acne lesion counts and physician assessment of each patient during the study. In addition, the safety, tolerability and systemic absorption of the drug will be assessed in 18 acne patients in a five-day open label study.

Background on Acne and Previous Clinical Trial Results

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. Based on data from the 1996 U.S. census it is estimated that approximately 45 million Americans are affected by acne. The US market for anti-acne prescription drugs is expected to approach approximately US$1.2 billion by 2002. While not life-threatening, the characteristic papules, nodules, and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of the bacterium Propionibacterium acnes (P. acnes) and its mediators of inflammation, as well as by producing direct anti-inflammatory effect. The primary concern over the use of antibiotics for treating acne is the emergence of resistant organisms. In fact, published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. In addition, the FDA has recently expressed grave concern over the side effects associated with oral retinoid drugs used to treat acne. Due to their unique mode of action, cationic antimicrobial peptides overcome current drug-resistance mechanisms and as demonstrated by Micrologix in pre-clinical and clinical studies, bacteria do not develop resistance to these compounds.

Phase I clinical trials of MBI 594AN demonstrated it to be safe, well tolerated and to have antimicrobial activity against the acne causing bacterium, P. acnes.

Corporate Profile

Micrologix Biotech Inc. develops novel drugs targeted at severe and life-threatening diseases-particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for the prevention of catheter-related bloodstream infections in Phase III; MBI 594AN for the treatment of acne in Phase II; and a Phase I clinical trial of MBI 853NL for the prevention of hospital-acquired Staphylococcus aureus infections was completed in July 2000.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.